Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s beneficial ownership of the reported securities is comprised of 1,475,121 shares of Common Stock held by Takeda Ventures, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is a direct subsidiary of Takeda Pharmaceutical Company Limited (72.70%) and Takeda Pharmaceuticals International AG (27.3%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.